FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2020

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
Imfinzi, tremelimumab granted ODD in liver cancer

20 January 2020 07:00 GMT

Imfinzi and tremelimumab granted Orphan
Drug Designation in the US for liver cancer

AstraZeneca's Imfinzi (durvalumab) and tremelimumab, an anti-CTLA4 antibody and potential new medicine, have both been granted Orphan Drug Designation (ODD) in the US for the treatment of hepatocellular carcinoma (HCC), the most common type of liver cancer.

The US Food and Drug Administration (FDA) grants ODD to medicines intended for the treatment, diagnosis or prevention of rare diseases or disorders that affect fewer than 200,000 people in the US.

Liver cancer is the third leading cause of cancer death worldwide and for patients with unresectable or advanced disease, only 13% are alive five years after diagnosis.1-3

José Baselga, Executive Vice President, Oncology R&D, said: "Many patients with liver cancer are diagnosed and treated only after the disease is advanced, and there is an urgent need for new effective and tolerable treatments. We are eager to bring new potential options to these patients and look forward to the results of our ongoing Phase III HIMALAYA trial later this year."

The Phase III HIMALAYA trial is testing Imfinzi and the combination of Imfinzi plus tremelimumab in patients with unresectable, advanced HCC who have not been treated with prior systemic therapy and are not eligible for locoregional therapy (treatment localised to the liver). HIMALAYA is the first trial to test dual immune checkpoint blockade in the 1st-line advanced HCC setting.

Imfinzi is not currently approved to treat HCC in any country, alone or in combination with tremelimumab.

Hepatocellular carcinoma (HCC)
Liver cancer is the third leading cause of cancer death and the sixth most commonly diagnosed cancer worldwide.1 HCC represents about 80% of all primary liver cancers.4 Approximately 700,000 people were diagnosed with HCC around the world in 2018, and an estimated 42,000 people were diagnosed in the US last year.1,2 Between 80-90% of all patients with HCC also have chronic liver disease, which is primarily caused by infection with the hepatitis B or C viruses.5,6 Chronic liver disease is associated with inflammation that, over time, results in immunosuppression and can lead to the development of HCC.7,8 The unique immune environment of liver cancer provides clear rationale for researching medicines that harness the power of the immune system to treat HCC.9 A critical unmet need exists for patients with HCC who face limited treatment options.10 More than half of patients are diagnosed at advanced stages of the disease, often when symptoms first appear.11,12

HIMALAYA
HIMALAYA is a randomised, open-label, multicentre, global Phase III trial of Imfinzi monotherapy and the combination of Imfinzi and tremelimumab vs. the standard-of-care medicine sorafenib, a multi-kinase inhibitor, in patients with unresectable, advanced HCC who have not been treated with prior systemic therapy and are not eligible for locoregional therapy. The trial is being conducted in 189 centres across 16 countries including in the US, Canada, Europe, South America and Asia. The primary endpoint is overall survival and key secondary endpoints include objective response rate and progression-free survival.

Imfinzi
Imfinzi (durvalumab) is a human monoclonal antibody that binds to PD-L1 and blocks the interaction of PD-L1 with PD-1 and CD80, countering the tumour's immune-evading tactics and releasing the inhibition of immune responses.

Imfinzi is approved in the curative-intent setting of unresectable, Stage III non-small cell lung cancer (NSCLC) after chemoradiation therapy in 54 countries, including the US, Japan, China and across the EU, based on the Phase III PACIFIC trial. Imfinzi is also approved for previously treated patients with advanced bladder cancer in 11 countries, including the US.

Imfinzi is under Priority Review with FDA for the treatment of patients with previously untreated extensive-stage small cell lung cancer (SCLC) in combination with chemotherapy. A Prescription Drug User Fee Act date is set for the first quarter of 2020.

As part of a broad development programme, Imfinzi is also being tested as a monotherapy and in combination with tremelimumab, an anti-CTLA4 monoclonal antibody and potential new medicine, as a treatment for patients with NSCLC, SCLC, bladder cancer, head and neck cancer, liver cancer, biliary tract cancer, cervical cancer and other solid tumours.

Tremelimumab
Tremelimumab is a human monoclonal antibody and potential new medicine that targets the activity of cytotoxic T-lymphocyte-associated protein 4 (CTLA-4). Tremelimumab blocks the activity of CTLA-4, contributing to T cell activation, priming the immune response to cancer and fostering cancer cell death. Tremelimumab is being tested in a clinical trial programme in combination with Imfinzi in NSCLC, SCLC, bladder cancer, head and neck cancer and liver cancer.

AstraZeneca's approach to Immuno-Oncology (IO)
Immuno-oncology (IO) is a therapeutic approach designed to stimulate the body's immune system to attack tumours. The Company's IO portfolio is anchored by immunotherapies that have been designed to overcome anti-tumour immune suppression. AstraZeneca believes that IO-based therapies offer the potential for life-changing cancer treatments for the clear majority of patients.

The Company is pursuing a comprehensive clinical-trial programme that includes Imfinzi as a monotherapy and in combination with tremelimumab in multiple tumour types, stages of disease, and lines of therapy, using the PD-L1 biomarker as a decision-making tool to define the best potential treatment path for a patient. In addition, the ability to combine the IO portfolio with radiation, chemotherapy, small targeted molecules from across AstraZeneca's Oncology pipeline, and from research partners, may provide new treatment options across a broad range of tumours.

AstraZeneca in Oncology
AstraZeneca has a deep-rooted heritage in oncology and offers a quickly growing portfolio of new medicines that has the potential to transform patients' lives and the Company's future. With at least six new medicines to be launched between 2014 and 2020, and a broad pipeline of small molecules and biologics in development, the Company is committed to advance oncology as a key growth driver for AstraZeneca focused on lung, ovarian, breast and blood cancers. In addition to AstraZeneca's main capabilities, the Company is actively pursuing innovative partnerships and investments that accelerate the delivery of our strategy, as illustrated by the investment in Acerta Pharma in haematology.

By harnessing the power of four scientific platforms - Immuno-Oncology, Tumour Drivers and Resistance, DNA Damage Response and Antibody Drug Conjugates - and by championing the development of personalised combinations, AstraZeneca has the vision to redefine cancer treatment and one day eliminate cancer as a cause of death.

AstraZeneca
AstraZeneca (LSE/STO/NYSE: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal and Metabolism, and Respiratory. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Media Relations
Gonzalo Viña		+44 203 749 5916
Rob Skelding	Oncology	+44 203 749 5821
Rebecca Einhorn	Oncology	+1 301 518 4122
Matt Kent	BioPharmaceuticals	+44 203 749 5906
Angela Fiorin	BioPharmaceuticals	+44 1223 344 690
Jennifer Hursit	Other	+44 203 749 5762
Christina Malmberg Hägerstrand	Sweden	+46 8 552 53 106
Michele Meixell	US	+1 302 885 2677

Investor Relations
Thomas Kudsk Larsen		+44 203 749 5712
Henry Wheeler	Oncology	+44 203 749 5797
Christer Gruvris	BioPharmaceuticals(Cardiovascular, Metabolism)	+44 203 749 5711
Nick Stone	BioPharmaceuticals(Renal) Environmental, Social and Governance	+44 203 749 5716
Josie Afolabi	BioPharmaceuticals (Respiratory) Other medicines	+44 203 749 5631
Craig Marks	Finance Fixed income	+44 7881 615 764
Jennifer Kretzmann	Corporate access Retail investors	+44 203 749 5824
US toll-free		+1 866 381 72 77

References
1.   World Health Organization. IARC Globocan 2018 World Fact Sheet. Available at http://gco.iarc.fr/today/data/factsheets/populations/900-world-fact-sheets.pdf. Accessed January 2020.
2.   National Cancer Institute. Cancer Stat Facts: Liver and Intrahepatic Bile Duct Cancer. Available at: https://seer.cancer.gov/statfacts/html/livibd.html. Accessed January 2020.
3.   Vogel A, et al. Hepatocellular carcinoma: ESMO Clinical Practice Guidelines for diagnosis, treatment and follow-up. Annals of Oncology 29 (Supplement 4): iv238-iv255, 2018. doi:10.1093/annonc/mdy308.
4.   ASCO Cancer.net. ASCO Answers Liver Cancer. Available at https://www.cancer.net/sites/cancer.net/files/asco_answers_liver.pdf. Accessed January 2020.
5.   Dos Santos P, et al. Incidence of hepatocellular carcinoma in patients with chronic liver disease due to hepatitis B or C and coinfected with the human immunodeficiency virus: a retrospective cohort study. World J Gastroenterol. 2018 February 7; 24(5): 613-622. DOI: 10.3748/wjg.v24.i5.613.
6.   Hiotis SP, et al. Hepatitis B vs. hepatitis C infection on viral hepatitis-associated hepatocellular carcinoma. BMC Gastroenterol 12, 64 (2012) doi:10.1186/1471-230X-12-64
7.   Del Campo JA., et al. Role of inflammatory response in liver diseases: Therapeutic strategies. World journal of hepatology. 2018; 10(1), 1-7. doi:10.4254/wjh.v10.i1.1
8.   Makarova-Rusher OV, et al. The yin and yang of evasion and immune activation in HCC. J Hepatol. 2015; 62 (6): 1420-1429.
9.   Han Y, et al. Human CD141CTLA-41Regulatory Dendritic Cells Suppress T-Cell Response by Cytotoxic T-LymphocyteAntigen-4-Dependent IL-10 and Indoleamine-2,3-Dioxygenase Production in Hepatocellular Carcinoma. Hepatology. 2014 Feb; 59 (2): 567-79.
10.  Bupathi M, et al. Hepatocellular carcinoma: Where there is unmet need. Molecular oncology. 2015;9(8):1501-1509. doi:10.1016/j.molonc.2015.06.005.
11.  Colagrande S, et al. Challenges of advanced hepatocellular carcinoma. World J Gastroenterol. 2016;22(34):7645-7659 doi:10.3748/wjg.v22.i34.7645.
12.  NORD. Hepatocellular Carcinoma (HCC). Available at: https://rarediseases.org/physician-guide/hepatocellular-carcinoma-hcc/. Accessed January 2020.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 20 January 2020

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary